EXHIBIT 99.1

Fury Gold Announces Shareholder Meeting Proxy Circular, Director Retirement

VANCOUVER, Canada – May 24, 2022 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) announces that it has filed its shareholders meeting management information proxy circular (“Circular”) for its June 29, 2022, annual general shareholders meeting (“AGM”). The Circular is available for download at www.sedar.com and contains disclosure about the Company’s goals, governance, performance, and compensation policies. The Circular proposes the re-election of 5 directors for the ensuing year and the reappointment of its auditors. The Company’s Chair, Ivan Bebek is retiring from the Board prior to the AGM but will remain supportive in an advisory capacity.

CEO Tim Clark commented, “On behalf of the Fury Gold team I want to thank Ivan for the vision and hard work that led to the creation of this uniquely Canadian-focused advanced multi-project gold company. His ongoing experience, enthusiasm, and support in a less formal advisory role will continue to be of great value to us.”

Chair Ivan Bebek responded, “Under Tim’s leadership Fury Gold is now well capitalized and poised for growth. I now want to focus on the last of the companies that we spun off from Fury in October 2020, Coppernico Metals Inc., which I am sure continues to have many shareholders in common with Fury. Helping to build Fury Gold has been immensely fulfilling for me and I look forward to continuing my support to the management team as needed. I also could not be more confident in the Fury Board members who have taken it so far in such a short period of time.”

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando

Tel: (778) 729-0600

Email: info@furygoldmines.com

Website: www.furygoldmines.com

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